Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL	JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

August 17, 2015

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charter Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 24, 2015
File No. 001-33664

Dear Mr. Spirgel:

On behalf of our client, Charter Communications, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 23, 2015, with respect to Form 10-K for Fiscal Year Ended December 31, 2014 (File No. 001-33664), filed on February 24, 2015.

This letter is being filed electronically via the EDGAR system today.

Mr. Larry Spirgel

August 17, 2015

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed in by the Company’s response.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 37

1.	We note that John Malone is not listed as a beneficial owner of Liberty Broadband’s 25% voting interest in Charter. However, it appears that Mr. Malone has the power to direct the voting or disposition of these shares due to his position on the Executive Committee of the Board of Liberty Broadband. In addition, we note Mr. Malone’s significant equity interest in Liberty Broadband and his relationship with Mr. Maffei, his co-Executive Committee member. Therefore, please revise to include Mr. Malone in the beneficial ownership table along with Liberty Broadband.

Response: In response to the Staff’s comment, we respectfully submit that Liberty has informed us that Mr. Malone does not have voting or dispositive power over the shares of Charter held by Liberty Broadband and his inclusion in the beneficial ownership table is not required by Regulation S-K 403. Although Mr. Malone is a member of the Executive Committee of the Board of Liberty Broadband, the Executive Committee consists of two members and, therefore, requires unanimity to act. We acknowledge that Mr. Maffei, the second member of the Executive Committee, serves as the chief executive officer and president of two other companies in which Mr. Malone holds a sizable voting position; however, we have been advised by representatives of Liberty Broadband that there are no agreements between Mr. Malone and Mr. Maffei relating to the voting of the Charter shares held by Liberty Broadband. We note that each of Mr. Malone and Mr. Maffei, who together constitute two of five total directors, holds fiduciary duties to the stockholders of Liberty Broadband in his capacity as a director of Liberty Broadband, and that a majority of the full Board consists of independent directors (as defined by applicable Nasdaq criteria). In addition, we further note that Charter’s existing stockholders agreement with Liberty Broadband and the BHN/Liberty stockholders agreement both require Liberty Broadband to vote in favor of the slate of board nominees selected by the Nominating and Corporate Governance Committee of Charter.

We also respectfully submit, consistent with the position taken by other issuers, that a holder of less than 50% of the voting power of an issuer (even if the voting position held is sizable) is not necessarily deemed to control the voting and dispositive power of any shares held by such issuer in a third party investee for purposes of beneficial ownership disclosure. By way of recent examples, the proxy statement for the 2015 annual meeting of shareholders of Google, Inc. (“Google”) states that Larry Page and Sergey Brin control 27.4% and 26.9% of the voting power of Google, respectively. However, neither Mr. Page nor Mr. Brin are listed along with Google as beneficial owners on the proxy statement for the 2015 annual meeting of shareholders of Arris Group, Inc. (“Arris”), in which Google owns a 6.7% equity interest. Similarly, the proxy statement for the 2014 annual meeting of shareholders of News Corporation (“News Corp”) states that K. Rupert Murdoch controls 39.4% of the voting power of News Corp. However, Mr. Murdoch is not listed along with News Corp as a beneficial owner on the proxy statement for the

Mr. Larry Spirgel

August 17, 2015

2015 annual meeting of shareholders of The Rubicon Project, Inc. (“Rubicon”), in which News Corp owns a 12.5% equity interest. In addition, none of Mr. Page, Mr. Brin and Mr. Murdoch, as applicable, were disclosed as sharing voting or dispositive power on the Schedule 13Ds filed by Google or News Corp in respect of Arris and Rubicon, respectively. Similarly, Mr. Malone was not listed as sharing voting or dispositive power over the Charter shares reported on Liberty Broadband’s Schedule 13D or any of the amendments thereto. We acknowledge that no bright line tests can be applied to a determination of control, but respectfully submit that the facts and circumstances applicable to Mr. Malone and Liberty Broadband support a finding that Mr. Malone does not control voting or dispositive power over the Charter shares held by Liberty Broadband.

For the aforementioned reasons, we respectfully submit that Mr. Malone’s inclusion on the beneficial ownership table is not required.

*    *    *    *    *

Mr. Larry Spirgel

August 17, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1166 or by email at DSong@wlrk.com.

Sincerely,

/s/ DongJu Song
DongJu Song

cc	(via e-mail):
Thomas M. Rutledge, Charter Communications, Inc.
Kevin D. Howard, Charter Communications, Inc.
Richard R. Dykhouse, Charter Communications, Inc.